SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Completes Nine Years of Operations
     Throughout 2009, the company increased its presence abroad through code-share agreements, expanded the SMILES, Gollog and Voe Fácil programs and implemented several innovations in the Brazilian market

São Paulo, January 15, 2010 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), Latin America’s largest low-cost and low-fare airline, completes nine years of regular commercial aviation operations today. During this period, the company increased its fleet from six to 109 operational aircraft and continued to popularize Brazilian air travel, revolutionizing the market by introducing fares capable of competing with the bus companies, attracting more first-time passengers and members of Brazil’s new middle-class.

Today, with its GOL and VARIG brands, the group offers the most extensive and convenient route network in South America with more than 800 flights per day to 59 destinations in 9 countries.

Certain decisions were vital for the company’s immediate success: operating a modern and standardized fleet of Boeing 737 New Generation aircraft, utilizing the internet as the company’smain sales channel (paperless tickets), focusing on innovation and technology to boost results and investing in a highly efficient and committed team to guarantee excellence in service quality.

“We are proud to have transported more than 130 million passengers since the company was launched in 2001. Thanks to GOL, more people can travel by plane, the fastest, safest and most convenient transportation. We believe there are many more who have the conditions to fly but have not done so yet. In other words, we have a long growth trajectory ahead of us," declared Constantino de Oliveira Junior, CEO and co-founder of the company.

GOL’s ninth year was marked by a series of innovations and achievements, including:

•	Buy on Board: in addition to regular services, clients can also buy various quality products on-board.

•	Revitalization of the SMILES program: Latin America’s largest mileage program with 6.6 million participants. This year, the company announced partnerships with several important companies, including the franco-dutch Air France-KLM (Flying Blue), and the north-american American Airlines (AAdvantage), which has the highest number of flights to Brazil.

•	Code-share agreements: we closed new agreements with American Airlines, Air France- KLM, Iberia and Aeroméxico.

•	Regular flights to Aruba, in the Caribbean: in addition to this route, the company also offers charter flights to Curaçao and Punta Cana in association with tour operators and local governments.

•	Expansion of Voe Fácil: this program permits ticket payments in up to 36 installments and is now offered by travel agencies. The program launched its first Voe Fácil store in one of the biggest middle-class shopping region in São Paulo city.

•	Launch of Gollog: the company’s cargo transportation service announced the launch of Gollog Express, which offers door-to-door cargo deliveries with previously established deadlines.

“We are studying opportunities for further expanding our operations, launching flights in both the domestic market and high-traffic international centers,” concluded Oliveira Junior.

To celebrate GOL’s ninth anniversary, the Company’s Documentation and History Center has launched a portal with detailed information on the company’s history. The website (www.voegol.com.br/memoria *) includes a detailed timeline, statistical data, information on awards granted to GOL, social responsibility and technological innovations launched by the company, as well as pictures of every aircraft operated by GOL and VARIG and a digitalized collection of on-board magazines.

* website available only in Portuguese.

About GOL Linhas Aéreas Inteligentes S.A
CONTACT:

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Executive VP
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:January 15, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.